Exhibit 99.1

Brussels – 13 March 2024 – 21:05 CET	Regulated information – Inside information[1]

AB InBev Announces Expected Secondary Global Offering by Altria and Buyback

13 March 2024 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announced today that Altria Group Inc. (“Altria”) intends to sell in a secondary underwritten global offering (the “Global Offering”) a total of 35 million AB InBev existing ordinary shares (“Ordinary Shares”), including Ordinary shares represented by American depositary shares, each representing one Ordinary Share (“ADSs”, and together with the Ordinary Shares, the “Securities”). The Global Offering will be comprised of a public offering of Ordinary Shares represented by ADSs in the United States (the “ADS Offering”), a public offering of Ordinary Shares in the United States, a concurrent private placement of Ordinary Shares in the European Economic Area and the United Kingdom and an offering of Ordinary Shares, including Ordinary Shares represented by ADSs, in other countries outside of the United States.

In addition, Altria intends to grant the underwriters a 30-day option to purchase up to an additional 5.25 million Ordinary Shares represented by ADSs from Altria. Altria has also agreed to a 180-day lockup of its remaining AB InBev shares.

Altria will receive all of the net proceeds from the Global Offering. No Securities are being sold by AB InBev.

“We remain disciplined in our capital allocation decisions and participating in this offering is consistent with our strategy,” said Michel Doukeris, AB InBev’s Chief Executive Officer. “We recently completed our 1 billion USD share buyback that was announced in October 2023 and will participate in this offering for a further 200 million USD repurchase of our shares. Altria remains a significant shareholder of our company and we look forward to continuing our important shareholder relationship with them.”

Subject to the completion of the Global Offering, AB InBev intends to repurchase Ordinary Shares from Altria in an aggregate amount of 200 million USD, at a price per share equal to the price per Ordinary Share to be paid by the underwriters to Altria in the ADS Offering (or, if lower, the highest current independent bid price on Euronext Brussels for the Ordinary Shares available at the time when the per share purchase price to be paid by the underwriters in the ADS Offering is determined) (the “Direct Share Buyback”). AB InBev intends to fund the Direct Share Buyback with cash on hand.

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The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

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It is AB InBev’s current intention to hold the repurchased shares as treasury shares following the completion of the Direct Share Buyback to fulfil share delivery commitments. The Direct Share Buyback will be executed under the powers granted at the General Meeting of Shareholders on 28 April 2021.

Completion of the Global Offering and the Direct Share Buyback would reduce Altria’s stake in AB InBev from approximately 10% to approximately 8%, or approximately 8% if the underwriters fully exercise their option to purchase additional Securities.

Morgan Stanley is acting as the lead underwriter for the proposed offering. J.P. Morgan is also acting as an active underwriter for the proposed offering.

The Global Offering will be made pursuant to an automatically effective shelf registration statement filed by AB InBev with the United States Securities and Exchange Commission (the “SEC”) on 13 March 2024 (the “Registration Statement”). AB InBev has filed the Registration Statement (including a prospectus) with the SEC for the Ordinary Shares (including Ordinary Shares represented by ADSs) to which this communication relates. Before you invest, you should read the prospectus and the documents incorporated by reference in that Registration Statement, as well as the prospectus supplement related to the Global Offering, for more complete information about AB InBev and the Global Offering. You may obtain these documents for free by visiting the SEC website at www.sec.gov. When available, copies of the prospectus supplement and accompanying prospectus related to the Global Offering may also be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com.

Some or all of the Ordinary Shares that may be sold by Altria in the Global Offering and the Direct Share Buyback are currently being held in the form of Restricted Shares, which will be converted to Ordinary Shares prior to completion of the transactions. A request for the admission to listing and trading of the Ordinary Shares resulting from such conversion (including the Ordinary Shares underlying the ADSs) on the regulated market of Euronext Brussels will be made.

A temporary suspension in the trading of AB InBev’s shares on Euronext Brussels and the JSE will be implemented upon request by the Financial Services and Markets Authority (FSMA), with effect from the opening of trading on Thursday, 14 March 2024 until shortly after the release of the pricing press release anticipated to be announced later on the same day.

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This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

In connection with the offering, Morgan Stanley & Co. LLC (the “Stabilization Manager”), or any of its agents, on behalf of the underwriters may (but will be under no obligation to), to the extent permitted by applicable law, exercise its option to purchase additional ADSs or may engage in activities that may have the effect of raising or maintaining the market price of the ADSs and Ordinary Shares or preventing or retarding a decline in the market price of the ADSs and Ordinary Shares, and, as a result, the price of the ADSs and Ordinary Shares may be higher than the price that otherwise might exist in the open market. The Stabilization Manager is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange (including the New York Stock Exchange) or otherwise and may be undertaken at any time starting on the first trading date and ending no later than 30 calendar days thereafter.

However, there will be no obligation on the Stabilization Manager or any of its agents to effect such transactions and there is no assurance that such transactions will be undertaken. Such transactions, if commenced, may be discontinued at any time without prior notice. The Stabilization Manager shall disclose information on the relevant transactions that are undertaken during the applicable period, if any, in accordance with applicable law, which information shall be available at https://www.londonstockexchange.com/news?tab=news-explorer.

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Anheuser-Busch InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations

Tel: +1 212 573 9287	Tel: +1 310 592 6319

E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie

Tel: +32 16 276 888

E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. These statements include, but are not limited to, statements regarding the proposed offering, including statements regarding the size, timing, terms and completion of the proposed offering, and statements regarding the proposed share buyback. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 11 March 2024. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflicts in Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Important information

This announcement is not an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended ( the “Prospectus Regulation”) and has not been approved by the Belgian Financial Services and Markets Authority (Autoriteit Financiële Diensten en Markten) or any other European Supervisory Authority.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the offering to which this press release relates will only be available to, and will be engaged in only with, qualified investors within the meaning of the Prospectus Regulation.

In the United Kingdom, the offering to which this press release relates will only be available to, and will be engaged in only with persons who are “qualified investors” within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended, who are also (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the Order), and/or (ii) high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.)

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